Exhibit 99.1

SGOCO Group, Ltd. Appoints DCAW (CPA) Limited as Its New Independent Registered Public Accounting Firm

Hong Kong, September 21, 2016 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a company focused on product design, distribution and brand development in the Chinese display and computer product market as well as energy saving products and services, today announced the appointment of DCAW (CPA) Limited ("DCAW") as the Company's independent registered public accounting firm to perform independent audit services for the year ended December 31, 2016.

On September 19, 2016, SGOCO Group, Ltd. (the "Company") was advised that the Company's independent registered public accounting firm, Crowe Horwath (HK) CPA Limited("CHHK"), will no longer provide audit and assurances services to public companies subject to the statutes and regulations of the United States effective as of October 1, 2016. Accordingly, the Company, with the approval of its audit committee and board of directors, terminated the services of CHHK effective September 19, 2016, and retained the services of DCAW as its new independent registered public accounting firm, effective September 19, 2016.

The director formerly responsible for the Company's account at CHHK will join the Company's new audit firm, DCAW, and will be the director responsible for the Company's account at the new firm.

CHHK’s reports on the financial statements of the Company for the fiscal years ended December 31, 2014 and 2015 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that its report for the fiscal year ended December 31, 2015 contained an emphasis of matter paragraph regarding the Company’s ability to continue as a going concern. During the Company's fiscal years ended December 31, 2014 and 2015 and through September 19, 2016, there were no disagreements between the Company and CHHK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to CHHK’s satisfaction, would have caused CHHK to make reference to the subject matter of the disagreements in their reports on the Company's consolidated financial statements for such periods. Furthermore, no reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by CHHK’s reports on the Company's consolidated financial statements, or subsequently up to the date of CHHK’s dismissal.

The Company has provided CHHK with a copy of the foregoing disclosures and has requested that CHHK review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of CHHK’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

During the Company’s two most recent fiscal years ended December 31, 2014 and 2015 and through September 19, 2016, neither the Company nor anyone on its behalf has consulted DCAW regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that DCAW concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event as described above.